Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders

Western Gas Equity Holdings, LLC (as general partner of Western Gas Equity Partners, LP):

We consent to the use of our report dated December 17, 2018 with respect to the consolidated balance sheets of Anadarko Midstream Assets as of December 31, 2017 and 2016, and the related consolidated statements of operations, net investment by Anadarko, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

December 17, 2018